UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 23 June, 2008

ASX & MEDIA RELEASE
23 JUNE, 2008

NOVOGEN SIGNS SPANISH PATENT LICENCE WITH LABORATORIOS CASEN-FLEET

Sydney Australia, 23 June, 2008 - Novogen Limited (ASX: NRT - Nasdaq: NVGN), the registered owner of the European Patent “Use of isoflavone phyto-oestrogen extracts of soy or clover  (EPO 656786 B1) has reached an Agreement with Laboratorios Casen-Fleet for a licence in Spain to the Novogen Patent.

Laboratorios Casen-Fleet the Spanish affiliate of the US multinational healthcare company Fleet Laboratories has recently acquired the red clover isoflavone based menopause product Fitogyn from Laboratorios Gynea S.A.  In conjunction with the product acquisition Laboratorios Casen Fleet and Novogen have agreed on confidential terms for a Patent Licence Agreement.

The Chief Executive of Novogen, Mr Christopher Naughton, said Novogen was dedicated to the development of isoflavonoid technology, protected by intellectual property, in both the dietary supplement and prescription pharmaceutical arenas.  In Europe Novogen has negotiated Patent Licence Agreements with Laboratorios Casen-Fleet and Melbrosin International (manufacturer of Menoflavon).

Novogen’s patented dietary supplement products are Promensil, for women’s health including the relief of menopausal symptoms, and Trinovin, for prostate health.  These brands are marketed directly by Novogen in Australia, Canada and UK, and under licence to distributors in the USA, Europe, South East Asia and South Africa.

Mr Naughton added that, “since 2005 Novogen has successfully enforced its isoflavone patent portfolio against USA companies such as GNC, NBTY Inc., Natural Alternatives International Inc, Swanson Health Products and Chattem Inc and Canadian companies such as Swiss Herbal, Sante Naturelle and Genuine Health.”

About Novogen

Novogen Limited (ASX: NRT - Nasdaq: NVGV) is an Australian biotechnology company that has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders.  Over the past ten years, Novogen has conducted the largest and most comprehensive isoflavone clinical testing programs in the world.  Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities.

Novogen’s investigational anti-cancer drug phenoxodiol is currently in Phase III human clinical trials in the US, Europe and Australia. The rights to commercialise this drug are licensed to the Company’s majority owned subsidiary, Marshall Edwards, Inc., (Nasdaq: MSHL).  More information can be found at www.novogen.com and www.marshalledwardsinc.com.

Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.